SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. __)*

Dreyer’s Grand Ice Cream Holdings, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

261877104
(CUSIP Number)

November 11, 2004
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Intrepid Funding Master Trust 33-634-8485 Wilmington Trust Company as Owner-Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable. (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON** 2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.34%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 88368Q103	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Intrepid Portfolios LLC 33-634-8485 Wilmington Trust Company as Owner-Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable. (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON** 2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.34%
12	TYPE OF REPORTING PERSON OO

Item 1(a). Name of Issuer:

Dreyer’s Grand Ice Cream Holdings, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

5929 College Avenue
Oakland, CA 94618

Item 2(a). Name of Person Filing:

Intrepid Funding Master Trust
Intrepid Portfolios LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

c/o Wilmington Trust Company
1100 North Market Street
Wilmington, Delaware 19890

Item 2(c). Citizenship:

Delaware, U.S.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number: 261877104

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.  Ownership:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Intrepid Portfolios LLC (OO)

Item 8.  Identification and Classification of Members of the Group:

  Not applicable.

Item 9.  Notice of Dissolution of Group:

  Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

**The filing of this statement shall not be construed as an admission of beneficial ownership of any securities covered by this statement for the purposes of Section 13(d) or 13(g) of the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2004

Intrepid Funding Master Trust
By:	Wilmington Trust Company as Owner-Trustee

By:	/s/ Mary Kay Pupillo

Mary Kay Pupillo

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: November 19, 2004

Intrepid Funding Master Trust
By:	Wilmington Trust Company as Owner-Trustee

By:	/s/ Mary Kay Pupillo

Mary Kay Pupillo

Intrepid Portfolios LLC
By:	Intrepid Funding Master Trust as sole member
By: Wilmington Trust Company as Owner-Trustee

By:	/s/ Mary Kay Pupillo

Mary Kay Pupillo

EXHIBIT B

CERTIFICATE OF WILMINGTON TRUST COMPANY

The undersigned, a duly authorized and elected Assistant Secretary of Wilmington Trust Company ("Wilmington Trust"), HEREBY CERTIFIES as follows:

  The person named below has been duly elected or appointed and is duly qualified as an officer of Wilmington Trust on the date hereof, holding the office set forth opposite his or her name, and the signature set forth opposite his or her name is his or her true and genuine signature:
Name	Office	Signature

Mary Kay Pupillo	Assistant Vice President	/s/ Mary Kay Pupillo
  Attached hereto as Exhibit A is a true and correct copy of Article VIII of the By-Laws of Wilmington Trust as in effect on the date hereof, evidencing the authority of the above-referenced officer to execute documents and other instruments on behalf of Wilmington Trust.

IN WITNESS WHEREOF, I have hereunto set my hand to this Certificate on the 19th day of November, 2004.

/s/ Dorri Wolhar Assistant Secretary

THE UNDERSIGNED, DENISE M. GERAN, a Vice President of Wilmington Trust, does hereby certify that DORRI E. WOLHAR is a duly appointed, duly qualified Assistant Secretary of Wilmington Trust, and that the signature above is his/her genuine signature.

IN WITNESS WHEREOF, I have hereunto set my hand as of the day and year written above.

/s/ Denise M. Geran Vice President

Extract from By-Laws of
Wilmington Trust Company

ARTICLE 8
Execution of Instruments of the Company

The Chairman of the Board, the Chief Executive Officer, the President or any Vice President, however denominated by the Board of Directors, shall have full power and authority to enter into, make, sign, execute, acknowledge and/or deliver and the Secretary or any Assistant Secretary shall have full power and authority to attest and affix the corporate seal of the Company to any and all deeds, conveyances, assignments, releases, contracts, agreements, bonds, notes, mortgages and all other instruments incident to the business of this Company or in acting as executor, administrator, guardian, trustee, agent or in any other fiduciary or representative capacity by any and every method of appointment or by whatever person, corporation, court officer or authority in the State of Delaware, or elsewhere, without any specific authority, ratification, approval or confirmation by the Board of Directors or the Executive Committee, and any and all such instruments shall have the same force and validity as though expressly authorized by the Board of Directors and/or the Executive Committee.